VG 3-7-03

** AM 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

[redacted]

03014464

SEC FILE NUMBER
8- 49575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston, MA 02111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul J. Sherba 617-482-2450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street, Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/19/2003

OATH OR AFFIRMATION

I, Paul J. Sherba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loomis Sayles Distributors, LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul J. Sherba
Signature

Finance Operating Principal
Title

Daniel J. Garuti
Notary Public

DANIEL J. GARUTI
NOTARY PUBLIC
My Commission Expires Feb. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

FINANCIAL STATEMENTS

For the year ended
DECEMBER 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Partners of Loomis Sayles Distributors, L.P. (a wholly-owned subsidiary of Loomis, Sayles & Company, L.P.)

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Loomis Sayles Distributors, L.P. (the "Partnership") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 22, 2003

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 945,347
Investment in Loomis Sayles affiliated mutual funds, at market value (cost $257,858)	270,490
Intercompany receivable	490,195
Accounts receivable from affiliates	218,297
Total assets	$ 1,924,329
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	$ 798,348
Accrued sales commissions	54,954
Total liabilities	853,302
Partners' capital	
Limited partner	1,060,317
General partner	10,710
Total partners' capital	1,071,027
Total liabilities and partners' capital	$ 1,924,329

The accompanying notes are an integral part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Income
For the year ended
December 31, 2002

Income	
Fee income from affiliates	$ 2,959,373
Dividend income	20,170
Unrealized gain on investments	13,490
Total revenue	2,993,033
Expenses	
Distribution expenses	5,121,335
Sales commissions	114,992
Professional fees	29,072
Miscellaneous taxes & registration fees	135,290
Bank charges	36
Total expenses	5,400,725
Net Loss	$(2,407,692)

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended December 31, 2002

	Limited Partner	General Partner	Total
Balance, December 31, 2001	$1,193,419	$12,055	$1,205,474
Net loss year ended December 31, 2002	(2,383,615)	(24,077)	(2,407,692)
Capital contributions from Partners	2,250,513	22,732	2,273,245
Balance, December 31, 2002	$1,060,317	$10,710	$1,071,027

The accompanying notes are an integral part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2002

Cash flows from operating activities:	
Fees received from affiliates	$2,904,301
Cash paid to brokers	(4,983,989)
Cash paid to suppliers and vendors	(224,554)
Net cash (used)/provided by operating activities	(2,304,242)
Cash flows from financing activities:	
Capital contributions from partners	2,273,245
Net cash (used)/provided by financing activities	2,273,245
Net increase in cash	(30,997)
Cash balance, beginning of year	976,344
Cash balance, end of year	$ 945,347

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows (continued)
Reconciliation of net loss to net cash
provided by operating activities
For the year ended
December 31, 2002

Net Loss	$(2,407,692)
Adjustments to net loss:	
Increase in dividends receivable	(20,170)
Decrease in intercompany receivable	176,755
Increase in accounts receivable from affiliates	(55,071)
Decrease in accounts payable	(34,823)
Increase in accrued sales commissions	50,249
Increase on unrealized gain on investments	(13,490)
Total adjustments	103,450
Net cash used by operating activities	$(2,304,242)

The accompanying notes are an integral
part of these financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements

1. Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Partnership") is the principal distributor for the Loomis Sayles Affiliated Mutual Funds and is registered as a broker-dealer with the Securities and Exchange Commission. LSDLP was organized as a Delaware limited partnership on July 23, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Partnership.

2. Significant Accounting Policies

Revenue Recognition

Fee income from the Loomis Sayles Funds ("12b-1 revenue") is earned by LSDLP as a percentage of a fund's average daily assets.

Fee income from the Loomis Sayles Managed Bond Fund and Loomis Sayles Investment Grade Bond Fund, J class ("load fees") are earned by LSDLP based on a percentage of the offering price of the fund's shares at the time of sale.

Income Taxes

No provision for federal income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal income tax and the tax effect of its activities accrues to the partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, which consist of bank depository accounts held at national banks, are stated at cost plus accrued interest, which approximates fair value. Certain amounts held in bank depository accounts are held in excess of federally insured limits.

Investments

Investments classified as available for sale are principally investments in LSCLP's sponsored mutual funds. These investments are stated at fair value with unrealized gains and losses reported in the statement of income. Realized gains and losses on the sale of these investments are included in income currently and are determined using the specific-identification method.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements (continued)

3. Transactions with Related Parties

LSCLP provides management, marketing, systems, software and other administrative services to LSDLP. The costs for all such services are absorbed by LSCLP. Because of the above-mentioned relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties

4. Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the Securities and Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2002, LSDLP's net capital, as defined, was $338,191, $281,304 in excess of its minimum required net capital of $56,887. LSDLP's ratio of aggregate indebtedness to net capital was 2.523 to 1 at December 31, 2002. LSCLP has committed to fund operations in accordance with current funding needs of LSDLP.

5. Investment in Loomis Sayles Affiliated Mutual Funds

The Company's investments in the Loomis Sayles affiliated mutual funds are recorded at market value, in accordance with the securities industry practice, and any changes in the market value of these investments are included in the statement of income. At December 31, 2002, the market value and cost of these investments was $270,490 and $257,858, respectively.

LOOMIS SAYLES DISTRIBUTORS, L.P.

SUPPLEMENTARY INFORMATION

Pursuant of Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2002

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

LSDLP claims exemption from Rule 15c3-3,under paragraph (k)(l). Because of this exemption, LSDLP has not included the schedules "Computation for Determination of Reserve Requirement Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

LOOMIS SAYLES DISTRIBUTORS, L.P.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

Net Capital		
Total partners' capital		$1,071,027
Deductions		
Nonallowable assets included in Statement of Financial Condition:		
Intercompany receivable	490,195	
Accounts receivable from affiliates	218,297	
Haircut on investment	24,344	
		732,836
Net capital		$ 338,191
Aggregate Indebtedness		$ 853,302
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 56,887
Net capital in excess of requirement		$ 281,304
Excess net capital at 1,000%		$ 252,863
Ratio: Aggregate indebtedness to net capital		2.523 to 1

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between the computation (net capital less 10% of total aggregate indebtedness) of aggregate indebtedness on net capital and that which is included in LSDLP's unaudited, Part IIA, December 31, 2002 FOCUS report and the corresponding computation included in this report as of the same date.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Partners of Loomis Sayles Distributors, L.P. (a wholly-owned subsidiary of Loomis, Sayles & Company, L.P.)

In planning and performing our audit of the financial statements and supplemental schedules of Loomis Sayles Distributors, L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

January 22, 2003